Decision to hold Extraordinary Shareholder’s Meeting by Shinhan Bank

On May 10, 2007, Shinhan Bank, Shinhan Financial Group’s 100% owned bank subsidiary, decided at its Board of Directors meeting to hold an Extraordinary Shareholder’s Meeting on May 25, 2007 in relation to the appointment of an outside director.

Details of the outside director candidate are as follows:

Name: Yo Koo Kim
Date of Birth: March 23, 1950
Nationality: Korean
Tenure: 1 year
Appointment type: New Appointment
Education: BA in Business Administration, Aoyama Gakuin University
Main Work Experience: CEO of Samyang Products Co., Ltd. (current), Executive Director of The Korea Chamber of Commerce and Industry